UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Booz Allen Hamilton Holding Corporation

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

099502106

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

with copies to:

Douglas S. Manya

Booz Allen Hamilton Inc.

8283 Greensboro Drive

McLean, Virginia 22102

(703) 902-5000

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

13 D

CUSIP No. 099502106

1	Name of reporting person. Explorer Coinvest LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 103,228,545.46 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 95,660,000 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 103,228,545.46 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11); 76.01% (1)(2)
14	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	Includes 7,568,545.46 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”
(2)	All share percentage calculations in this Amendment to Schedule 13D are based on 135,805,496 outstanding shares of Class A common stock.

1	Name of reporting person. Explorer Manager, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 103,228,545.46 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 95,660,000 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 103,228,545.46 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11); 76.01% (1)
14	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	Includes 7,568,545.46 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	Name of reporting person. Ralph W. Shrader
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 153,361 (1) shares
	8	Shared voting power 1,594,513 (1) shares
	9	Sole dispositive power 153,361 (1) shares
	10	Shared dispositive power 1,828,828 (1) shares
11	Aggregate amount beneficially owned by each reporting person 1,982,189 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 1.46% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares pursuant to which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Amended and Restated Stockholders Agreement, dated as of November 8, 2010 and amended as of June 12, 2012 (the “Stockholders Agreement”). The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Francis J. Henry, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 71,839 (1) shares
	8	Shared voting power 190,209 (1) shares
	9	Sole dispositive power 71,839 (1) shares
	10	Shared dispositive power 190,209 (1) shares
11	Aggregate amount beneficially owned by each reporting person 262,048 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.19% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Lloyd Howell, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 175,155 (1) shares
	8	Shared voting power 36,990 (1) shares
	9	Sole dispositive power 175,155 (1) shares
	10	Shared dispositive power 36,990 (1) shares
11	Aggregate amount beneficially owned by each reporting person 212,145 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.16% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Joseph Logue
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 248,604 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 248,604 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 248,604 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.18% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. John D. Mayer
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 415,102 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 415,102 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 415,102 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.31% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. John M. McConnell
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 294,443 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 294,443 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 294,443 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.22% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Robert S. Osborne
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 108,282 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 108,282 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 108,282 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.08% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Horacio D. Rozanski
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 325,369 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 325,369 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 325,369 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.24% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Samuel R. Strickland
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 656,456 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 656,456 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 656,456 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.48% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Richard J. Wilhelm
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 93,742 (1) shares
	8	Shared voting power 145,133 shares
	9	Sole dispositive power 93,742 (1) shares
	10	Shared dispositive power 145,133 shares
11	Aggregate amount beneficially owned by each reporting person 238,875 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.18% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Karen M. Dahut
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 113,793 (1) shares
	8	Shared voting power 10,455 shares
	9	Sole dispositive power 113,793 (1) shares
	10	Shared dispositive power 10,455 shares
11	Aggregate amount beneficially owned by each reporting person 124,248 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.09% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Elizabeth M. Thompson
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 35,886 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 35,886 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 35,886 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.03% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Mark Gerencser
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 146,823 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 146,823 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 146,823 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.11% (1)
14	Type of reporting person (see instructions) IN

Amendment No. 7 to Schedule 13D

This Amendment to Schedule 13D is being filed to report the removal of Mark Gerencser as a reporting person. The Schedule 13D originally filed on December 16, 2010, as amended by the Schedule 13D/A filed on April 4, 2011, the Schedule 13D/A filed on July 15, 2011, the Schedule 13D/A filed on August 12, 2011, the Schedule 13D/A filed on December 9, 2011, the Schedule 13D/A filed on June 22, 2012 and the Schedule 13D/A filed on November 19, 2012 is hereby further amended and supplemented as set forth below in this Amendment No. 7.

Item 2.	Identity and Background

Item 2 is hereby amended by deleting the information with respect to TC Group V Managing GP, L.L.C.,TC Group Sub, L.P., TC Group, L.L.C., Carlyle Holdings I L.P., Carlyle Holdings I GP Sub L.L.C., Carlyle Holdings I GP Inc., The Carlyle Group L.P., Carlyle Group Management L.L.C., Ronald Kadish, Gary Labovich, Joseph Mahaffee and Patrick Peck.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following to the end of this section:

Mr. Wilhelm acquired 40,890 additional shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan for an aggregate exercise price of $183,472.20. Mr. Wilhelm funded such acquisition through the sale of shares received on exercise.

Mr. McConnell acquired 21,390 additional shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan for an aggregate exercise price of $130,051.20. Mr. McConnell funded such acquisition through the sale of shares received on exercise.

Mr. Gerencser acquired 27,990 additional shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan for an aggregate exercise price of $119,797.20. Mr. Gerencser funded such acquisition using personal funds.

Ms. Dahut acquired 37,980 additional shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan for an aggregate exercise price of $162,554.40. Ms. Dahut funded such acquisition using personal funds.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following to the end thereof:

The purpose of the acquisitions of stock noted in Item 3 was to exercise stock options for investment and tax planning purposes and/or for liquidity purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

(a)-(b) The responses of each of the persons filing this Amendment to Schedule 13D (each a “Reporting Person”) with respect to Rows 11, 12 and 13 of the cover pages of this Amendment to Schedule 13D that relate to the aggregate number and percentage of Class A common stock (including but not limited to footnotes to such information) are incorporated herein by reference. Such percentages were calculated based on 135,805,496 outstanding shares of Class A common stock.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Amendment to Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

Each of Explorer Coinvest LLC and Explorer Manager, L.L.C. may be deemed to beneficially own 103,228,545.46 shares of Class A common stock, including 95,660,000 shares of Class A common stock owned directly by Explorer Coinvest LLC and 7,568,545.46 shares of Class A common stock over which Explorer Coinvest LLC holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Explorer Manager, L.L.C. is the managing member of Explorer Coinvest LLC. Explorer Manager, L.L.C. is managed by a seven member investment committee, which has dispositive power over the shares beneficially owned by it, and a three member management committee, which has the power to vote the shares beneficially owned by it. Each member of the investment committee and management committee of Explorer Manager, L.L.C. disclaims beneficial ownership of the shares beneficially owned by Explorer Manager, L.L.C.

Dr. Shrader may be deemed to beneficially own an aggregate of 1,982,189 shares of Class A common stock, including (i) 41,401 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 1,437,833 shares of Class A common stock held by the Ralph W. Shrader Revocable Trust, (iii) 156,680 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock held by the Ralph W. Shrader Revocable Trust that may be converted within 60 days, (iv) 111,960 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days and (v) 234,315 shares of Class A common stock issuable upon conversion of an equal number of Class B common stock held by the Shrader Trust FBO Bryan Shrader, Shrader Trust FBO Jeffrey Shrader and Shrader Trust FBO Mark Shrader (collectively, the “Shrader Trusts”). Dr. Shrader shares investment power and voting power over the 1,437,833 shares held by the Ralph W. Shrader Revocable Trust with his wife, Janice W. Shrader. Dr. Shrader may be deemed to share power to direct the disposition of the 234,315 shares held by the Shrader Trusts because he has the right to substitute assets with the trusts (and thereby may be deemed to have the right to acquire shares held by the trusts), subject to the trustees’ reasonable satisfaction that the substitute assets received by the trusts are of equal value to the trust property exchanged therefor. Dr. Shrader disclaims beneficial ownership of the shares held by the Shrader Trusts.

Mr. Henry may be deemed to beneficially own an aggregate of 404,459 shares of Class A common stock, including (i) 29,381 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 3,168 shares of Class A common stock held directly, (iii) 190,209 shares of Class A common stock held by the Francis J. Henry, Jr. Trust and (iv) 39,290 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days. Mr. Henry shares investment and voting power over the shares held by the Francis J. Henry, Jr. Trust with his wife, Stephanie J. Henry.

Mr. Howell may be deemed to beneficially own an aggregate of 212,145 shares of Class A common stock, including (i) 29,381 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 35,929 shares of Class A common stock held directly, (iii) 36,990 shares of Class A common stock held by the Lloyd Howell, Jr. Trust, (iv) 6,765 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (v) 103,080 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Howell shares investment and voting power over the shares held by the Lloyd Howell, Jr. Trust with his wife, Patricia S. Howell.

Mr. Logue may be deemed to beneficially own an aggregate of 248,604 shares of Class A common stock, including (i) 29,381 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 62,263 shares of Class A common stock held directly, and (iii) 156,960 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Mayer may be deemed to beneficially own an aggregate of 415,102 shares of Class A common stock, including (i) 29,381 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 158,431 shares of Class A common stock held directly, (iii) 61,330 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 165,960 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. McConnell may be deemed to beneficially own an aggregate of 294,443 shares of Class A common stock, including (i) 37,395 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 3,438 shares of Class A common stock held directly and (iii) 253,610 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Osborne may be deemed to beneficially own an aggregate of 108,282 shares of Class A common stock, including (i) 23,969 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 1,333 shares of Class A common stock held directly and (iii) 82,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Rozanski may be deemed to beneficially own an aggregate of 325,369 shares of Class A common stock, including (i) 29,381 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 160,013 shares of Class A common stock held directly, (iii) 43,995 shares of Class A common stock issuable upon the conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 91,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Strickland may be deemed to beneficially own an aggregate of 656,456 shares of Class A common stock, including (i) 37,395 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 41,106 shares of Class A common stock held directly, (iii) 509,210 shares of Class A common stock held by the Samuel Strickland Revocable Trust and (iv) 106,230 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days. Mr. Strickland is the sole trustee of the Samuel Strickland Revocable Trust and has sole investment power and voting power over the shares held by the trust.

Mr. Wilhelm may be deemed to beneficially own an aggregate of 238,875 shares of Class A common stock, including (i) 29,381 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan (ii) 3,041 shares of Class A common stock held directly, (iii) 145,133 shares of Class A common stock held by the Richard J. Wilhelm Trust and (iv) 61,320 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Wilhelm shares investment and voting power over the shares held by the Richard J. Wilhelm Trust with his wife, K. Shelly Porges.

Ms. Dahut may be deemed to beneficially own an aggregate of 124,248 shares of Class A common stock, including (i) 9,893 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 85,900 shares of Class A common stock held directly, (iii) 10,455 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock held by the Karen M. Dahut Trust that may be converted within 60 days and (iv) 18,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Ms. Dahut shares investment power and voting power over the 10,455 shares held by the Karen M. Dahut Trust with her husband, William L. Dahut.

Ms. Thompson may be deemed to beneficially own an aggregate of 35,886 shares of Class A common stock, including (i) 7,627 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 299 shares of Class A common stock held directly and (iii) 27,960 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Gerencser may be deemed to beneficially own an aggregate of 146,823 shares of Class A common stock, including (i) 37,395 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 88,003 shares of Class A common stock held directly and (iii) 21,425 shares of Class A common stock issuable upon the conversion of an equal number of shares of Class C common stock that may be converted within 60 days.

(c) On December 27, 2012, Mr. Gerencser exercised options to purchase 27,990 shares of Class A common stock at a per share exercise price of $4.28.

On December 28, 2012, Ms. Dahut exercised options to purchase 37,980 shares of Class A common stock at a per share exercise price of $4.28.

On January 14, 2013, Mr. Wilhelm exercised options to purchase 36,990 shares of Class A common stock at a per share exercise price of $4.28 and 3,900 shares of Class A common stock at a per share exercise price of $6.45. Additionally, on January 14, 2013 Mr. Wilhelm sold 40,890 of such shares pursuant to multiple transactions at the following share prices:

Shares	Price
200	$14.23
300	$14.25
900	$14.26
486	$14.27

100	$14.28
100	$14.30
1,600	$14.31
100	$14.32
1,700	$14.32
2,480	$14.33
300	$14.34
4,874	$14.34
200	$14.34
300	$14.34
200	$14.34
100	$14.35
200	$14.35
200	$14.35
10,448	$14.35
100	$14.35
200	$14.35
200	$14.35
300	$14.35
100	$14.35
300	$14.35
100	$14.36
100	$14.36
300	$14.36
300	$14.36
6,810	$14.36
200	$14.36
100	$14.36
300	$14.36
100	$14.37
400	$14.37
200	$14.37
300	$14.37
2,000	$14.37
200	$14.37
200	$14.38
2,990	$14.38
300	$14.39
2	$14.44

On January 16, 2013, Mr. McConnell exercised options to purchase 21,390 shares of Class A common stock at a per share exercise price of $6.08. Additionally, on January 16, 2013 Mr. McConnell sold 21,390 of such shares pursuant to a Rule 10b5-1 trading plan adopted by the Issuer at a price equal to $14.50 per share.

On February 5, 2013, Mr. Osborne sold 25,000 shares of Class A common stock pursuant to multiple transactions at the following share prices:

Shares	Price
2,229	$13.52
22,771	$13.50

Explorer Coinvest LLC’s beneficial ownership over shares of Class A common stock increased by 480,984.46 as a result of increases due to the exercise of options by persons, and grants of restricted stock to persons, in each case, over whose shares Explorer Coinvest LLC holds a voting proxy. See “Item 6—Irrevocable Proxy and Tag-Along Agreements,” as described in the original filing of this Schedule 13D.

(d) Not applicable.

(e) On February 19, 2013 Mr. Gerencser ceased to be a member of a group that beneficially owns more than five percent of the securities of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following to the end of the section thereof entitled “Stockholders Agreement”:

Effective February 19, 2013, Mr. Gerencser ceased to be subject to the obligations of executive officers under the Stockholders Agreement.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby supplemented by adding the following exhibits in appropriate numerical order

Exhibit No.	Description

99.1.7	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXPLORER COINVEST, LLC
By: Explorer Manager, L.L.C, its manager

By:	/s/ David B. Pearson
Name: David B. Pearson
Title: Member

EXPLORER MANAGER, L.L.C.

By:	/s/ David B. Pearson
Name: David B. Pearson
Title: Member

*
Ralph W. Shrader

*
Francis J. Henry, Jr.

*
Lloyd Howell, Jr.

*
Joseph Logue

*
John D. Mayer

*
John M. McConnell

*
Robert S. Osborne

*
Horacio D. Rozanski

*
Samuel R. Strickland

*
Richard J. Wilhelm

*
Karen M. Dahut

*
Elizabeth M. Thompson

*
Mark J. Gerencser

*	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ Terence Kaden
Terence Kaden
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description

99.1.7	Joint Filing Agreement.